Exhibit 2.3
INDEMNIFICATION AGREEMENT
     This Indemnification Agreement (“Agreement”), dated as of April 30, 2009 is by and between Microsemi Corporation, a Delaware corporation with offices at 2381 Morse Avenue, Irvine, California 92614 (“Parent”), and Endwave Corporation, a Delaware corporation with offices at 130 Baytech Drive, San Jose, California 95134 (“Seller”).
RECITALS:
     WHEREAS, the parties and SHR Corporation, a wholly-owned subsidiary of Parent (“Purchaser”), have entered into that certain Asset Purchase Agreement (the “Purchase Agreement”), dated as of the date hereof (all terms appearing in initial capital letters and not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement); and
     WHEREAS, in connection with the execution of the Purchase Agreement the parties desire to execute and deliver this Agreement.
AGREEMENT
     NOW THEREFORE, in consideration of the terms, covenants and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE 1 Indemnification and Remedies
     1.1 Seller’s Agreement to Indemnify. Seller shall indemnify and hold harmless Parent and its subsidiaries and their respective officers, directors, agents, representatives, stockholders and employees (collectively, the “Purchaser Indemnified Persons”) from and against any and all claims, losses, costs, damages, liabilities, deficiencies, interest, awards, judgments, penalties and expenses, including, without limitation, reasonable attorneys’ fees, other professionals’ and experts’ fees, costs of investigation and court costs (hereinafter collectively referred to as “Damages”), arising from any of the following:
          (a) any Environmental Claims or liabilities arising under any Environmental Laws, in either case arising out of use of any location other than the Building in Seller’s business;
          (b) any product liability claims (other than Warranty Claims) or claims of infringement of third party intellectual property rights on account of any product of the Business shipped by Seller before the Closing; or
          (c) any liabilities of Seller that are not Assumed Liabilities and any liabilities that are related to the Excluded Assets.

     1.2 Parent’s Agreement to Indemnify. Parent shall indemnify and hold harmless Seller and its subsidiaries and their respective officers, directors, agents, representatives, stockholders and employees (collectively, the “Seller Indemnified Persons”) from and against any and all Damages arising from any of the following:
          (a) any Environmental Claims or liabilities arising under any Environmental Laws, in either case arising out of use of the Building after the Closing;
          (b) any Warranty Claims;
          (c) any product liability claims (other than Warranty Claims) or claims of infringement of third party intellectual property rights on account of any product of the Business shipped after the Closing;
          (d) any other liabilities that are Assumed Liabilities; or
          (e) the failure of Purchaser and Parent to return to Seller the letter of credit and security deposit deposited by Seller with the Landlord by the date that is two weeks after the Closing, or any draw upon such letter of credit or claiming of such security deposit by Landlord.
     1.3 Notice of Claim.
          (a) As used herein, (i) “Indemnified Person” shall mean a Purchaser Indemnified Person with regard to any claim for indemnification under Section 1.1 and a Seller Indemnified Person with regard to any claim for indemnification under Section 1.2, (ii) “Indemnifying Person” shall mean Seller with regard to any claim for indemnification under Section 1.1 and Parent with regard to any claim for indemnification under Section 1.2, and (iii) the term “Claim” means a claim for indemnification of any Indemnified Person for Damages under this Article 1.
          (b) Parent may give notice of a Claim under this Agreement, whether for its own Damages or for Damages incurred by any other Purchaser Indemnified Person. Parent shall give written notice of a Claim (a “Notice of Claim”) executed by an officer of Parent to the Seller promptly after a Purchaser Indemnified Person becomes aware of the existence of any potential claim by such Purchaser Indemnified Person under this Article 1, arising from or relating to:
          (i) any Damages for which a Purchaser Indemnified Person is entitled to indemnification pursuant to Section 1.1; or
          (ii) the assertion, whether orally or in writing, against Parent or any other Purchaser Indemnified Person of a claim, demand, suit, action, arbitration, investigation, inquiry or proceeding brought by a third party against Parent or such other Purchaser Indemnified Person (in each such case, a “Third-Party Claim”) that results or is reasonably likely to result in Damages for which a Purchaser Indemnified Person is entitled to indemnification pursuant to Section 1.1.

          (c) Seller may give notice of a Claim under this Agreement, whether for its own Damages or for Damages incurred by any other Seller Indemnified Person. Seller shall give a Notice of Claim executed by an officer of Seller to the Parent promptly after a Seller Indemnified Person becomes aware of the existence of any potential claim by such Seller Indemnified Person under this Article 1, arising from or relating to:
          (i) any Damages for which a Seller Indemnified Person is entitled to indemnification pursuant to Section 1.2; or
          (ii) the assertion, whether orally or in writing, against Seller or any other Seller Indemnified Person of a Third-Party Claim that results or is reasonably likely to result in Damages for which a Seller Indemnified Person is entitled to indemnification pursuant to Section 1.2.
          (d) The period during which claims may be initiated (the “Claims Period”) for indemnification shall commence at the Closing Date and terminate at the second anniversary of the Closing Date. Any Claims for Damages specified in any Notice of Claim delivered in accordance with this Agreement prior to expiration of the applicable Claims Period with respect to facts and circumstances existing prior to expiration of the applicable Claims Period shall remain outstanding until such Claims for Damages have been resolved or satisfied, notwithstanding the expiration of such Claims Period. Until the expiration of the applicable Claims Period, no delay on the part of Parent in giving the Seller a Notice of Claim shall relieve Seller, and no delay on the part of Seller in giving the Parent a Notice of Claim shall relieve Parent, from any of its obligations under this Article 1, except in the case of Third-Party Claims to the extent that the Indemnifying Person demonstrates that the defense of such Third-Party Claim is prejudiced by the failure to give such notice.
          (e) Defense of Third-Party Claims. The Indemnifying Person shall be entitled to participate in the defense of any Third-Party Claim for which it may be obligated to indemnify any Indemnified Person and, to the extent that it wishes (unless (i) the Indemnifying Person is also a Person against whom the Third-Party Claim is made and the Indemnified Person determines in good faith that joint representation would be inappropriate or (ii) the Indemnifying Person fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend such Third-Party Claim and provide indemnification with respect to such Third-Party Claim), to assume the defense of such Third-Party Claim with counsel satisfactory to the Indemnified Person. After notice from the Indemnifying Person to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person shall not, so long as it diligently conducts such defense, be liable to the Indemnified Person under this Article 1 for any fees of other counsel or any other expenses with respect to the defense of such Third-Party Claim, in each case subsequently incurred by the Indemnified Person in connection with the defense of such Third-Party Claim, other than reasonable costs of investigation. If the Indemnifying Person assumes the defense of a Third-Party Claim, no compromise or settlement of such Third-Party Claims may be effected by the Indemnifying Person without the Indemnified Person’s consent unless (A) there is no finding or admission of any violation of law or any violation of the rights of any other person or entity; (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person; and (C) the Indemnified Person shall have no liability with respect to any compromise or settlement of such Third-Party Claims effected without its consent. If notice is given to an Indemnifying Person of the assertion of any Third-Party Claim pursuant to this Agreement and the Indemnifying Person does not, within ten (10) days after the Indemnified Person’s notice is given, give notice to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person will be bound by any determination made in such Third-Party Claim or any compromise or settlement effected by the Indemnified Person.
          (f) Notwithstanding the foregoing, if an Indemnified Person determines in good faith that there is a reasonable probability that a Third-Party Claim may adversely affect it or subsidiary or affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Person may, by notice to the Indemnifying Person, assume the exclusive right to defend, compromise or settle such Third-Party Claim, but in such event the Indemnifying Person will not be bound by or obligated to indemnify any Indemnified Person for any determination of any Third-Party Claim so defended for the purposes of this Agreement or any compromise or settlement effected without its consent.
          (g) With respect to any Third-Party Claim subject to indemnification under this Article 1: (i) both the Indemnified Person and the Indemnifying Person, as the case may be, shall keep the other party fully informed of the status of such Third-Party Claim and any related proceedings at all stages thereof where such party is not represented by its own counsel, and (ii) the parties agree (each at its own expense) to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.
          (h) With respect to any Third-Party Claim subject to indemnification under this Article 1, the parties agree to cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all confidential information and the attorney-client and work-product privileges. In connection therewith, each party agrees that: (i) it will use its best efforts, in respect of any Third-Party Claim in which it has assumed or participated in the defense, to avoid production of confidential information (consistent with applicable law and rules of procedure), and (ii) all communications between any party hereto and counsel responsible for or participating in the defense of any Third-Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.
     1.4 Contents of Notice of Claim. Each Notice of Claim by Parent and Seller, as the case may be, given pursuant to Section 1.3 shall contain a description, in reasonable detail (to the extent reasonably available to the Indemnified Person), of the facts, circumstances or events giving rise to the alleged Damages based on the Indemnified Person’s good faith belief thereof, including the identity and address of any third-party claimant (to the extent reasonably available to the Indemnified Person) and copies of any formal demand or complaint, the amount of Damages, the date each such item was incurred, paid or properly accrued, or the basis for such anticipated liability, and the specific nature of the breach to which such item is related.
     1.5 Resolution of Notice of Claim. Each Notice of Claim shall be resolved as follows:

          (a) Uncontested Claims. If, within 20 business days after a Notice of Claim is received by the Indemnifying Person, the Indemnifying Person does not contest such Notice of Claim in writing to the Indemnified Person, as provided in Section 1.5(b), then the Indemnifying Person shall be conclusively deemed to have consented to the recovery by the Indemnified Persons of the full amount of Damages specified in the Notice of Claim in accordance with this Article 1, and, without further notice, to have stipulated to the entry of a final judgment for Damages against the Indemnifying Person for such amount in any court having jurisdiction over the matter where venue is proper.
          (b) Contested Claims. If the Indemnifying Person gives the Indemnified Person written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”) within the 20 business day period specified in Section 1.5(a), then such Contested Claim shall be resolved by either (i) a written settlement agreement executed by Parent and the Seller or (ii) in the absence of such a written settlement agreement within 30 days following receipt by the Indemnifying Person of the written notice from the Indemnified Person by binding arbitration between Parent and Seller in accordance with the terms and provisions of Section 11.8 of the Purchase Agreement (which Section shall be deemed to be incorporated herein by reference).
     1.6 Tax Consequences of Indemnification Payments. All payments, if any, made to an Indemnified Person pursuant to any indemnification obligations under this Article 1 shall be treated as adjustments to the purchase price for tax purposes and such agreed treatment shall govern for purposes of the Purchase Agreement, unless otherwise required by law.
     1.7 Limitation of Liability. Each Indemnifying Person’s obligation hereunder shall not exceed the Purchase Price (other than Seller’s obligation with respect to any Excluded Assets and Purchaser’s obligation with regard to the matters described in Sections 1.2(d) and (e), which shall not be limited). No claim shall be asserted by Parent hereunder unless and until the aggregate amount of indemnifiable Damages suffered by the Purchaser Indemnified Parties shall exceed $150,000, and in such case the Purchaser Indemnified Parties shall be entitled to recover only such amount of Damages as exceeds $150,000.
ARTICLE 2 Miscellaneous
     The provisions of Sections 11.1, 11.2, 11.3, 11.4, 11.5, 11.7, 11.8 and 11.9 are incorporated hereto by reference as if fully set forth herein. This Agreement embodies the entire agreement and understanding of the parties hereof with respect to the subject matter contained herein and supersedes all prior or contemporaneous agreements or understandings (written or oral) with respect thereto.

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their duly authorized representatives, to be effective as of the date first above stated.

Microsemi Corporation		Endwave Corporation

By:	/s/ James J. Peterson	By:	/s/ Edward A. Keible Jr.
Title:	President and Chief Executive Officer	Title:	President and Chief Executive Officer

Indemnification Agreement